www.biocerescrops.com

Ocampo 210 bis Predio CCT Rosario
(2000) Rosario, Santa Fe, Argentina

T: (54) 341 4861100
E: florencia.bottero@biocerescrops.com / jose.roque@biocerescrops.com

September 30, 2021

Dear Shareholder,

You are cordially invited to attend the 2021 Annual General Meeting (the “Annual General Meeting”) of Bioceres Crop Solutions Corp. (the “Company” or “Bioceres Crop Solutions”) to be held at 10:00 a.m. EDT on October 27, 2021 at the Company’s legal counsel’s office, 1290 Avenue of the Americas, New York, NY 10104, and virtually according to the details below. Information concerning the matters to be considered and voted upon at the Annual General Meeting is set out in the attached Convening Notice and Proxy Statement.

The Board of Directors has fixed September 17, 2021 (5:00 p.m. Buenos Aires time, 4:00 p.m. EDT) as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of shares at such time will be entitled to notice of or to vote at the Annual General Meeting or any adjournment thereof.

If you are unable to attend the Annual General Meeting in person or virtually or you wish to be represented, please authorize a proxy to vote your shares in accordance with the instructions you received. This will not prevent you from voting your shares in person or virtually if you subsequently choose to attend our Annual General Meeting. Due to sanitary measures and to protect our health and our community, we encourage you using other methods of attendance than in person (which shall include virtual presence using one of the options provided), such as attending virtually or telephonically or by proxy.

Please note that powers of attorney or proxy cards must be received by the tabulation agent (Continental Stock), no later than 11:59 p.m. EDT, on October 26, 2021 for such votes to be taken into account.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

Federico Trucco
Chief Executive Officer

www.biocerescrops.com

Ocampo 210 bis Predio CCT Rosario
(2000) Rosario, Santa Fe, Argentina

T: (54) 341 4861100
E: florencia.bottero@bioceres.crops.com / jose.roque@biocerescrops.com

Convening Notice to

the 2021 Annual General Meeting

to be held on October 27, 2021 at 10:00 a.m. EDT at 1290 Avenue of the Americas, New York, NY 10104

September 30, 2021

Dear Shareholder,

The Board of Directors of Bioceres Crop Solutions Corp. (the “Company”) is pleased to invite you to attend the 2021 Annual General Meeting (the “Annual General Meeting”), to be held on October 27, 2021 at 10:00

a.m. EDT at 1290 Avenue of the Americas, New York, NY 10104 and virtually according to the details below, with the following agenda:

Agenda of the 2021 Annual General Meeting

1.	Consider the report of the Board of Directors of the Company and the report of the independent auditor on the Company’s consolidated financial statements for the financial year ended June 30, 2021 and approve the Company’s consolidated financial statements for the financial year ended June 30, 2021.
2.	Consider and vote upon a proposal to appoint the following eight directors to serve on the board of directors of the Company until the 2022 annual general meeting of the Company or until their respective successors are duly appointed and qualified:

1.	Federico Trucco
2.	Gloria Montaron Estrada
3.	Enrique Lopez Lecube
4.	Kyle P. Bransfield
5.	Natalia Zang
6.	Ari Freisinger
7.	Carlos Camargo de Colon
8.	Fabian Onetti

3.	Consider and vote upon the ratification of appointment of Price Waterhouse & Co. S.R.L. as the independent registered public accounting firm of the Company.

The holders of a majority of the ordinary shares being individuals present in person (which shall include virtual presence using one of the options provided) or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for all purposes, including adopting the resolutions at the Annual General Meeting.

Any shareholder who holds one or more ordinary share(s) of the Company on September 17, 2021 at 5:00 p.m. Buenos Aires time, 4:00 p.m. EDT (the “Record Date”) will be admitted to the Annual General Meeting and may attend the Annual General Meeting, as applicable, in person (which shall include virtual presence using one of the options provided) or vote by proxy. Due to sanitary measures and to protect our health and our community, we encourage you using other methods of attendance than in person (which shall include virtual presence using one of the options provided), such as attending virtually or telephonically or by proxy.

Please consult the Proxy Statement enclosed herewith and available on the Company’s website as to the procedures for attending the Annual General Meeting or to be represented by way of proxy. Copies of the Company’s consolidated financial statements for the financial year ended June 30, 2021 together with the reports of the Board of Directors will be available at https://investors.biocerescrops.com/home/default.aspx. Please note that powers of attorney or proxy cards must be received by the tabulation agent (Continental Stock), no later than 11:59 p.m. EDT, on October 26, 2021 in order for such votes to be taken into account.

Sincerely,

Federico Trucco

Chief Executive Officer

on behalf of the Board of Directors

BIOCERES CROP SOLUTIONS CORP.

PROXY STATEMENT
ANNUAL GENERAL MEETING
OCTOBER 27, 2021

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Bioceres Crop Solutions Corp. (the “Company,” the “Group,” “BCS,” “we,” “our” or “us”) for use at the 2021 Annual General Meeting (the “Annual General Meeting”) to be held on October 27, 2021, at 10:00 a.m. EDT at the Company’s legal counsel’s office, 1290 Avenue of the Americas, New York, NY 10104, and any adjournment thereof. This Proxy Statement is available on our website at https://investors.biocerescrops.com/home/default.aspx which will also post the Company’s consolidated financial statements for the financial year ended June 30, 2021 together with the report of the Board of Directors.

This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with reply envelope, are hereinafter referred to as the “Proxy Materials”.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended, and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

Simultaneous Virtual and Telephone Access

Due to COVID-19 restrictions and to protect the health and safety of our shareholders, employees, and directors, you will be able, and we encourage you, to attend the Annual General Meeting by telephone or virtually by webex.

You will be able to connect:

(i)	Telephone access (listen-only): Within the U.S. and Canada: 1 888-965-8995 (toll-free) Outside of the U.S. and Canada: +1 415-655-0243 (standard rates apply) Passcode for telephone access: 09895615#

(ii)	by webex (video system or application)
https://www.cstproxy.com/biocerescrops/2021
Control Number: will be supplied on the proxy card or you can contact Continental to join the meeting. You will be able to vote through the virtual meeting.

Record Date, Share Ownership and Quorum

Only holders of the Company’s ordinary shares, par value US$0.0001 per share of record at 5:00 p.m. Buenos Aires time, 4:00 p.m. EDT on September 17, 2021 (the “Record Date”) are entitled to attend and vote at the Annual General Meeting in respect of such ordinary shares. The holders of a majority of the ordinary shares issued and outstanding being individuals present in person (which shall include virtual presence using one of the options provided) or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for all purposes.

Voting and Solicitation

Each ordinary share issued and outstanding as of the Record Date is entitled to one vote at the Annual General Meeting. Each of the resolutions at the Annual General Meeting will be adopted by an ordinary resolution under Cayman Islands law which is a resolution passed by a simple majority of the shareholders who vote at the Annual General Meeting, either in person (which shall include virtual presence using one of the options provided) or by proxy.

Copies of solicitation materials will be furnished to all holders of ordinary shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names ordinary shares of the Company beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxy forms are properly dated, executed and returned by holders of ordinary shares to the mailing or e-mail address set forth in the proxy form before 11:59 p.m. EDT, on October 26, 2021 (the deadline for the return of such proxy forms), the ordinary shares they represent will be voted by the proxy holder at the Annual General Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in favor of the items set forth in the proxy form. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Annual General Meeting, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Revocability of Proxies

Any proxy given by a holder of ordinary shares by means of a proxy form pursuant to this solicitation may be revoked: (a) by submitting a written notice of revocation or a fresh proxy form, bearing a later date, which must be received by Continental Stock, no later than 11:59 p.m. EDT, on October 26, 2021 or (b) by attending the Annual General Meeting and voting in person (which shall include virtual presence using one of the options provided).

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 1:
APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

At the Annual General Meeting, the Board of Directors will present the management report on the Company’s consolidated financial statements, as well as the report of the independent auditor on the Company’s consolidated financial statements for the financial year ended June 30, 2021. The management report and the independent auditor’s report are available on the internet at https://investors.biocerescrops.com/home/default.aspx. Following such presentation, the following resolutions will be put before the Annual General Meeting for approval:

“Resolved, as an ordinary resolution, that after having reviewed the report of the Board of Directors of the Company and the report of the independent auditor on the Company’s consolidated financial statements for the financial year ended June 30, 2021, the consolidated financial statements of the Company for the financial year ended June 30, 2021 be approved in all respects in their entirety.”

Our Board of Directors recommends a vote “FOR” the approval of the Company’s consolidated financial statements for the financial year ended June 30, 2021.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 2:

At the Annual General Meeting, the shareholders will be asked to appoint eight directors to the Board of Directors of the Company to serve until the 2022 annual general meeting of the Company or until or until their respective successors are duly appointed and qualified.

The Board of Directors has nominated Messrs. Federico Trucco; Enrique Lopez Lecube; Kyle Bransfield; Gloria Montaron Estrada; Carlos Camargo de Colon; Ari Freisinger; Natalia Zang, and Fabian Onetti to serve as directors of the Company until the 2022 annual general meeting of the Company or until their respective successors are duly appointed and qualified.

“Resolved, as an ordinary resolution, that the following persons be appointed as directors of the Company, each to hold office until the 2022 annual general meeting of the Company or until their respective successors are duly appointed and qualified: (i) Federico Trucco; (ii) Enrique Lopez Lecube; (iii) Kyle Bransfield; (iv) Gloria Montaron Estrada; (v) Carlos Camargo de Colon; (v) Ari Freisinger; (vii) Natalia Zang and (viii) Fabian Onetti”

Our Board of Directors recommends a vote “FOR” the election of each of the eight director nominees to the Board of Directors.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 3:
RATIFICATION OF APPOINTMENT OF PRICE WATERHOUSE & CO. S.R.L. AS

THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE
COMPANY

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

“Resolved, as an ordinary resolution, that the appointment of Price Waterhouse & Co. S.R.L. as the independent registered public accounting firm of the Company for the period ending at the 2022 annual general meeting be approved in all respects.”

Our Board of Directors recommends a vote “FOR” the appointment of Price Waterhouse & Co. S.R.L. as the independent registered public accounting firm of the Company for the period ending at the 2022 annual general meeting.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

Bioceres Crop Solutions Corp.

Ocampo 210 bis
Predio CCT Rosario

(2000) Rosario, Santa Fe, Argentina
Attn: Company Secretary

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Company Secretary and will be handled in accordance with the procedures established by the audit committee with respect to such matters.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and special reports and other information with the SEC.

The Company’s SEC filings are also available to the public on the SEC’s internet website at www.sec.gov. In addition, the Company’s SEC filings are also available to the public on the Company’s website, www.biocerescrops.com. Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document.

Important Notice Regarding the Availability of Proxy Materials for the
Annual General Meeting to be held on October 27, 2021

Information is now available regarding the 2021 Annual General Meeting (the “Annual General Meeting”) at https://investors.biocerescrops.com/home/default.aspx.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE BY
MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Annual General Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Annual General Meeting in person (which shall include virtual presence using one of the options provided), you must reserve your seat by October 20, 2021 by contacting Florencia Bottero, at +54 341 4861100 or florencia.bottero@biocerescrops.com / jose.roque@biocerescrops.com. However, due to sanitary measures and to protect our health and our community, we encourage you using other methods of attendance than in person (which shall include virtual presence using one of the options provided), such as attending virtually or telephonically or by proxy. Please note that, due to such sanitary measures, there will be certain restrictions to access the premises in person, such as not having passed through an airport during the immediately preceding 14 days and body temperature checks.

If you are a holder of record of our ordinary shares as at the Record Date, you will be admitted to the meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Annual General Meeting upon presenting a form of photo identification and proof of share ownership as at the Record Date; in order to vote at the Annual General Meeting you must bring a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as at 5:00 p.m. Buenos Aires time, 4:00 p.m. EDT on September 17, 2021 (the “Record Date”) or a letter from a bank or broker confirming your ownership as at the Record Date are examples of proof of share ownership for purposes of admission to the Annual General Meeting. If you are a holder of ordinary shares you will be entitled to vote at the Annual General Meeting or any adjournment thereof.

Regardless of whether or not you plan to attend the Annual General Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Annual General Meeting. Any shareholder that decides to attend the Annual General Meeting in person (which shall include virtual presence using one of the options provided) may, if so desired, revoke the prior proxy by voting such person’s ordinary shares at the Annual General Meeting as further described in the Proxy Statement under the heading “Revocability of Proxies”.

Argentina
September 30, 2021